As filed with the Securities and Exchange Commission on April 7, 2004
--------------------------------------------------------------------------------



                                                      Registration No. 333-83560

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                     Aktieselskabet Dampskibsselskabet Torm
   (Exact name of issuer of deposited securities as specified in its charter)

                           A/S Steamship Company Torm
                   (Translation of issuer's name into English)

                               Kingdom of Denmark
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761
         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              CT Corporation System
                                  1633 Broadway
                            New York, New York 10016
       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
        Francis Fitzherbert-Brockholes                   Gary J Wolfe
                 White & Case                         Seward & Kissel LLP
                7-11 Moorgate                       One Battery Park Plaza
           London EC2R 6HH, England                 New York New York 10004

     It is proposed that this filing
     become effective under Rule 466:    [_]   immediately upon filing.

                                         [_] on (Date) at (Time).


     If a separate registration statement has been filed to register the deposited shares, check the following box :

                                                CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
                                                             Proposed Maximum      Proposed Maximum
       Title of Each Class of             Amount to be      Aggregate Price Per   Aggregate Offering        Amount of
     Securities to be Registered           Registered              Unit*               Price**         Registration Fee***
----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced
by American Depositary Receipts,        100,000,000 ADSs           $5.00              $5,000,000             $549.78
each American Depositary Share
representing one share, Dkk 10 par
value, of Aktieselskabet
Dampskibsselskabet Torm (the
"shares")
----------------------------------------------------------------------------------------------------------------------------

*    Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
**** Registration fee of $83.72 paid in connection with the initial registration of American Depositary Shares on Registration Statement no. 333-83560. An additional $549.78 is being paid with this Post-Effective Amendment No. 2.
--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

     The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit (a) to the Deposit Agreement filed as Exhibit (a) to the Registration Statement, as amended, which is incorporated herein by reference.

Item a)  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                 Cross Reference

                                                    Location in Form of Receipt
Item Number and Caption                             Filed Herewith as Prospectus
-----------------------                             ----------------------------
1.    Name and address of depositary                Introductory Article

2.    Title of American Depositary Receipts         Face of Receipt, top center
      and identity of deposited securities

      Terms of Deposit:

      (i)    The amount of deposited securities     Face of Receipt, upper right corner
             represented by one unit of
             American Depositary Receipts

      (ii)   The procedure for voting, if any,      Articles 14, 15, 17 and 18
             the deposited securities

      (iii)  The collection and distribution of     Articles 6, 13, 14, 17 and 18
             dividends

      (iv)   The transmission of notices, reports   Articles 12, 14, 15, 17 and 18
             and proxy soliciting material

      (v)    The sale or exercise of rights         Articles 13, 14, 17 and 18

      (vi)   The deposit or sale of securities      Articles 13, 14, 16, 17 and 18
             resulting from dividends, splits or
             plans of reorganization

      (vii)  Amendment, extension or termin-       Articles 20 and 21
             ation of the Deposit Agreement

      (viii) Rights of holders of Receipts to      Article 12
             inspect the transfer books of the
             depositary and the list of holders of
             Receipts

      (ix)   Restrictions upon the right to         Articles 2, 3, 4, 5, 6, 7, 8 and 23
             deposit or withdraw the underlying
             securities

      (x)    Limitation upon the liability of the   Articles 17, 18, 19 and 21
             depositary

3.     Fees and Charges                             Articles 9 and 23

Item  b) AVAILABLE INFORMATION

Public reports furnished by issuer                  Article 12


     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

         (a)(1) Deposit Agreement. Deposit Agreement dated as of February 27, 2002, by and among Aktieselskabet Dampskibsselskabet Torm (the "Company"), Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as depositary (the "Depositary"), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt. Included herewith as Exhibit (a)(1).

         (a)(2) Post-Effective Amendment No. 1 to Deposit Agreement. Post-Effective Amendment No. 1 to the Deposit Agreement dated as of April 4, 2002. Included herewith as Exhibit (a)(2).

         (a)(3) Form of Post-Effective Amendment No. 2 to Deposit Agreement. Included herewith as Exhibit (a)(3).

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

         (d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

         (e)      Certification under Rule 466. Not applicable.

                  Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on April 7, 2004

                                     Legal entity created by the agreement for the issuance of American Depositary Receipts for Registered Shares, Par Value Dkk 10 each of Aktieselskabet
                                     Dampskibsselskabet Torm

                                     By:  Deutsche Bank Trust Company Americas,
                                          As Depositary

                                       By: /s/Jeff Margolick
                                       -----------------------------------------
                                            Name:   Jeff Margolick
                                            Title:  Vice President


                                       By: /s/ Clare Benson
                                       -----------------------------------------
                                            Name:   Clare Benson
                                            Title:  Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Aktieselskabet Dampskibsselskabet Torm certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Copenhagen, Denmark on March 30, 2004.



                                     Aktieselskabet Dampskibsselskabet
                                      Torm



                                       By: /s/ Klaus Kjaerulff
                                       -----------------------------------------
                                            Name:  Klaus Kjaerulff
                                            Title: President CEO


                                       By: /s/Klaus Nyborg
                                       -----------------------------------------
                                            Name:  Klaus Nyborg
                                            Title: CFO

          KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Klaus Kjaerulff and Niels Erik Nielsen, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all further amendments (including pre-effective and post-effective amendments) to the Registration Statement No. 333-83560, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 30, 2004.


             Signature                                    Title

/s/ Niels Erik Nielsen
--------------------------------------        Chairman of the Board of Directors
Niels Erik Nielsen

/s/ Christian Frigast
--------------------------------------        Deputy Chairman
Christian Frigast

/s/ Gabriel Panayotides
--------------------------------------        Director
Gabriel Panayotides


--------------------------------------        Director
Ditley Helmer Engel

/s/ Rex Harrington
--------------------------------------        Director
Rex Harrington

/s/ Peder Mouridsen
--------------------------------------        Director
Peder Mouridsen


--------------------------------------        Director
Lennart Arnold Johan Arrias

/s/ Greg Lavelle
--------------------------------------        Authorized Representative in the
Greg Lavelle                                  United States

/s/ Klaus Kjaerulff
--------------------------------------        President CEO
Klaus Kjaerulff

/s/ Klaus Nyborg
--------------------------------------        CFO
Klaus Nyborg

                                INDEX TO EXHIBITS
Exhibit
Number
(a)(1) Deposit Agreement dated as of February 27, 2002, by and among Aktieselskabet Dampskibsselskabet Torm, Deutsche Bank Trust Company Americas, as depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt.

(a)(2) Post-Effective Amendment No. 1 to Deposit Agreement dated as of April 4, 2002.

(a)(3)      Form of Post-Effective Amendment No. 2 to Deposit Agreement.